February 20, 2018

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Office of Consumer Products

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Thompson

RE:                          Brazilian Electric Power Company

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed May 1, 2017

File No. 1-34129

Dear Ms. Thompson,

This letter is submitted on behalf of Brazilian Electric Power Company, a corporation organized under the laws of Brazil (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 10, 2018 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F submitted as a foreign private issuer pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to the Commission on May 1, 2017 (the “Annual Report”).

For your convenience, we split the Staff’s comments set forth in the Comment Letter and reproduced them in italics herein with responses immediately following each comment.  Defined terms used herein but not otherwise defined herein have the meanings given to them in our Annual Report.

1.              We have reviewed your response to comment 2. We note that the indemnification amounts revised under Ordinance No. 120 “will be added to the respective Allowed Annual Revenue…and passed on to the consumers.” We further note that such amounts will be collected over the next eight years beginning in August 2017. Please tell us if your concession grantor has or will pay any indemnification amounts.

The second and fourth paragraphs of article 15 of Law 12.783/2013 (the “Law”) provide that:

“Paragraph Second — The concession grantor is authorized to pay, in accordance with further regulations, to the concessionaries that opt for the continuation of concessions established by this Law, in the electric transmission concessions covered by paragraph 5 of article 17 of Law 9,074 of 1995, the amount corresponding to the assets considered non-depreciated in existence on May 31, 2000, registered by the concessionaire and approved by Annel.

Paragraph Fourth — At the concession grantor’s discretion and for bidding and continuation of concessions purposes, the Global Reversion Reserve (Reserva Global de Reversão — “RGR”) may be used for indemnification, total or partial, of the portions of investments related to reversible assets not yet amortized or depreciated.”

The Ordinance No. 120, enacted on April 20, 2016 by the Ministry of Mines and Energy (Ministério de Minas e Energia — “MME”) to regulate the Law, established that (i) the amounts approved by the National Electric Energy Agency (Agência Nacional de Energia Elétrica —  “ANEEL”) for the assets mentioned in article 15 of the Law should be part of the Regulatory Remuneration Basis (Base de Remuneração Regulatória) of the concessionaires and (ii) the cost of equity will be added to the respective Allowed Annual Revenue (Receita Anual Permitida, or “RAP”).

Accordingly, the consumers will financially bear the cost of the Basic System Network Existing (Rede Básica Sistema Existente, or “RBSE”) assets through the payment of the tariff, which started in July 2017. The concession grantor established that the amounts owed to the Company in respect to the indemnification will be paid by the consumers through the tariff and will be adjusted over the next eight years.

2.              We note that paragraph 16 of IFRIC 12 discusses contractual payments from or at the direction of the grantor and where the grantor has little, if any, discretion to avoid payment. For the indemnification amounts payable by consumers, tell us how such amounts are billed and collected, including if the amounts are fixed, variable based on usage or some combination.

In accordance with Ordinance No. 120, the amounts ANEEL approves will be part of the concessionaires’ Regulatory Remuneration Basis and the cost of equity will be added to the respective RAP.

The cost of equity is composed of remuneration, depreciation and tax owed to the government and will be applied as from the 2017 tariff process, as adjusted and revised per the concession contract. The remuneration and depreciation amounts will be determined by the methodologies of the Periodic Tariff Revision of Revenues of Existing Concessionaires (Revisão Tarifária Periódica das Receitas das Concessionárias Existentes) approved by ANEEL, and the Regulatory Remuneration Basis will be depreciated considering the assets’ residual useful life and adjusted for inflation by reference to the National Index of Prices to Consumer (Índice Nacional de Preços ao Consumidor Amplo — “IPCA”).

The cost of equity for the period from December 2012 through the 2017 tariff process will be calculated based on the actual cost of equity of the transmission segment established by ANEEL in the Periodic Tariff Revision of Revenues of Existing Concessionaires. Starting from the 2017 tariff process, the cost of equity will be calculated using the Average Weighted Cost of Capital (Custo Ponderado Médio do Capital — “WACC”), also established by ANEEL, and will apply for eight years.

Billing and collections are similar to the normal RAP of the transmission companies. Annually, ANEEL announces through a Resolution the RBSE values in conjunction with the RAP of the other contracts. In addition, the National System Operator (Operador Nacional do Sistema — “ONS”), which manages the national electric system, issues monthly reports to the transmission companies with the amount that must be invoiced to each client / customer. The total of the amounts billed are not based on usage, but vary based on the factors mentioned above.

Therefore, the amount of the indemnification owed by the concession grantor will be fully paid by the energy consumers during the next eight years and will be adjusted using the factors set forth above, as directed by the concession grantor, who has no discretion to avoid the payment.

3.              Clarify how you determined the R$28.6 billion revenue adjustment should be recognized up-front as opposed to as services are provided under IAS 18. If you believe services have already been provided, please explain your position in detail.

The indemnification amounts refer to infrastructure investments made through May 31, 2000. The link of these amounts to the tariff over the next eight years was the method proposed by the concession grantor to reduce impact on customer’s cash flows.

*****

The Company respectfully believed that the supplemental information contained herein is responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter please do not hesitate to contact me at +55 21 2514 6331.

Sincerely,

By:	/s/ Armando Cassado de Araujo
Armando Cassado de Araujo

cc:                                Jonathan Zonis

Clifford Chance US LLP